FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 21, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 21, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

20 January 2005             Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 1,792 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 21 January 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

21 January 2005

                          Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 December 2004              The Administrators of the Trust notified the
                              Company on 20 January 2005 that 973 Ordinary shares in the Company had been sold on 17
                              December 2004 on behalf of a participant in the SmithKline Beecham Bonus Investment Plan at a price of (pound)11.69.

                              The Trust also notified the Company on 20 January 2005 that 1,389 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus Investment Plan.

13 January 2005               The Administrators of the Trust notified the
                              Company on 20 January 2005 that following reinvestment of the cash dividend paid to shareholders on 06 January 2005, 1,127 Ordinary
                              Shares in the Company had been purchased for participants in the SmithKline Beecham Bonus
                              Investment Plan at a price of (pound)12.43

17 January 2005               The Administrators of the SmithKline Beecham
                              Employee Benefit Trust ("the Trust") notified the
                              Company on 20 January 2005 that 929 Ordinary shares had been transferred from the Trust to participants in the SmithKline Beecham Unapproved
                              Share Match Plan.

                              The Administrators of the Trust notified the Company on 20 January 2005 that following reinvestment of the cash dividend paid to shareholders on 06 January 2005, 7,560 Ordinary Shares in the Company had been purchased for participants in the GlaxoSmithKline Annual Investment Plan at a price of (pound)12.15










The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

21 January 20050

Issued -  Friday 21st January 2005, London - LSE Announcement

                                 GLAXOSMITHKLINE PLC
                     ANNOUNCES A CHANGE TO THE AUDIT COMMITTEE


AUDIT COMMITTEE
The Board has appointed Sir Deryck Maughan a member of the Audit Committee, with immediate effect.

A table showing the membership of the Board and its committees with effect from 21st January 2005 is attached to this announcement.

S M Bicknell
Company Secretary
21st January 2005

                                 BOARD AND COMMITTEE MEMBERSHIP
                               WITH EFFECT FROM 21ST JANUARY 2005.


         Sir Christopher Gent               Chairman
         Sir Ian Prosser                    Senior Independent Non-Executive
                                            Director

         Dr J-P Garnier                     Chief Executive Officer
         Mr J D Coombe                      Chief Financial Officer
         Dr Tachi Yamada                    Executive Director, Chairman,
                                            Research & Development

         Mr H Lawrence Culp                 Independent Non-Executive Director
         Sir Crispin Davis                  Independent Non-Executive Director
         Sir Deryck Maughan                 Independent Non-Executive Director
         Dr Ronaldo Schmitz                 Independent Non-Executive Director
         Dr Lucy Shapiro                    Non-Executive Director
         Sir Robert Wilson                  Independent Non-Executive Director


-------------------- ----------------------------------- -----------------------

Board Committee                 Committee Chairman                 Members

-------------------- ----------------------------------- -----------------------
-------------------- ----------------------------------- -----------------------

Audit                           Dr Ronaldo Schmit             Sir Deryck Maughan
                                                                 Sir Ian Prosser
                                                               Sir Robert Wilson

-------------------- ----------------------------------- -----------------------
-------------------- ----------------------------------- -----------------------

Remuneration                    Sir Robert Wilson        Mr H Lawrence Culp Jnr.
                                                               Sir Crispin Davis

-------------------- ----------------------------------- -----------------------
-------------------- ----------------------------------- -----------------------

Nominations                     Sir Christopher Gent             Sir Ian Prosser
                                                              Dr Ronaldo Schmitz
-------------------- ----------------------------------- -----------------------
-------------------- ----------------------------------- -----------------------

Corporate Responsibility        Sir Christopher Gent             Sir Ian Prosser
                                                                 Dr Lucy Shapiro

-------------------- ----------------------------------- -----------------------